Exhibit 99.7

ALLIED GOLD LIMITED
ACN 104 855 067

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10.00 am (WST)

DATE:	11 November 2009

PLACE:	Hyatt Regency Hotel
99 Adelaide Terrace
PERTH WA 6000

This Notice of Meeting should be read in its entirety.   If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 9276 4604.

CONTENTS  PAGE

Notice of Annual General Meeting (setting out the proposed resolutions)	3

Explanatory Statement (explaining the proposed resolutions)	6

Glossary	13

Schedule 1 - Terms and Conditions of Director Options	14

Schedule 2 - Valuation of Director Options	17

 TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 10.00 am (WST) on 11 November 2009 at:

Hyatt Regency Hotel
99 Adelaide Terrace
PERTH  WA  6000

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

(a)!	post to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3000;

(b)!	hand to Computershare Investor Services Pty Limited, Level 2, 45 St Georges Terrace, Perth WA 6000; or

(c)!	facsimile to Computershare Investor Services Pty Limited on facsimile number 1800 783 447 (within Australia) or (+61 3) 9473 2555 (outside Australia),

so that it is received not later than 10.00 am (WST) on 9 November 2009.

Proxy Forms received later than this time will be invalid.

 NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders will be held at 10.00 am (WST) on 11 November 2009 at Hyatt Regency Hotel, 99 Adelaide Terrace, Perth, Western Australia.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company at 5.00 pm (WST) on 9 November 2009.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2009 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

1.!	RESOLUTION 1 - ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a non-binding resolution:

"That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company's annual financial report for the financial year ended 30 June 2009."

2.!	RESOLUTION 2 - RE-ELECTION OF DIRECTOR - GREGORY STEEMSON

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of clause 13.2 of the Constitution and for all other purposes, Gregory Steemson, a Director who retires by rotation, and being eligible, is re-elected as a Director."

3.!	RESOLUTION 3 - RE-ELECTION OF DIRECTOR - MONTAGUE HOUSE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of clause 13.4 of the Constitution and for all other purposes, Montague House, a Director who was appointed on 4 March 2009, retires, and being eligible, is re-elected as a Director."

4.!	RESOLUTION 4 - RE-ELECTION OF DIRECTOR - FRANK TERRANOVA

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of clause 13.4 of the Constitution and for all other purposes, Frank Terranova, a Director who was appointed on 10 December 2008, retires, and being eligible, is re-elected as a Director."

5.!	RESOLUTION 5 - RATIFICATION OF PRIOR ISSUE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 61,649,000 Shares on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who participated in the issue and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

6.!	RESOLUTION 6 - ISSUE OF DIRECTOR OPTIONS - MONTAGUE HOUSE

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 1,500,000 Director Options to Montague House (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Montague House (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

7.!	RESOLUTION 7 - ISSUE OF DIRECTOR OPTIONS - MARK CARUSO

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 25,000,000 Director Options to Mark Caruso (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mark Caruso (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

8.!	RESOLUTION 8 - ISSUE OF DIRECTOR OPTIONS - FRANK TERRANOVA

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 12,500,000 Director Options to Frank Terranova (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Frank Terranova (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DATED: 21 SEPTEMBER 2009

BY ORDER OF THE BOARD

PETER TORRE
COMPANY SECRETARY

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 10.00 am (WST) on 11 November 2009 at Hyatt Regency Hotel, 99 Adelaide Terrace, Perth, Western Australia.

This purpose of this Explanatory Statement is to provide information, which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.!	FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2009 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

The Company is no longer required to provide a hard copy of the Company's annual financial report to Shareholders unless a Shareholder has specifically elected to receive a printed copy. These amendments may result in reducing the Company's printing costs.

Whilst the Company will not provide a hard copy of the Company's annual financial report unless specifically requested to do so, Shareholders may view the Company annual financial report on its website at www.alliedgold.com.au.

2.!	RESOLUTION 1 - ADOPTION OF REMUNERATION REPORT

The Corporations Act requires that at a listed company's annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company.

The remuneration report sets out the Company's remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors' report contained in the annual financial report of the Company for the financial year ending 30 June 2009.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

3.!	RESOLUTIONS 2 TO 4 - RE-ELECTION OF DIRECTORS

3.1!	Rotation

Clause 13.2 of the Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

Additional Directors appointed during the year shall not be taken into account in determining the Directors to retire by rotation.

ADirector whoretiresbyrotation under clause 13.2 of theConstitution is eligible forre-election.

Gregory Steemson retires by rotation and seeks re-election.

3.2!	Additional Directors

Clause 13.4 of the Constitution allows the Directors to appoint at any time a person to be a Director as an addition to the existing Directors, but only where the total number of Directors does not at any time exceed the maximum number specified by the Constitution.

Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election.

Montague House and Frank Terranova will each retire in accordance with clause 13.4 of the Constitution and each being eligible seek re-election.

4.!	RESOLUTION 5 - RATIFICATION OF PRIOR ISSUE

4.1!	General

On 27 February 2009, the Company issued 61,649,000 Shares to raise a total of $30,824,500.

No subscribers pursuant to this issue were a related party of the Company.

Resolution 5 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (Ratification).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

4.2!	Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Ratification:

(a)!	61,649,000 Shares were allotted;

(b)!	the issue price was $0.50 per Share;

(c)!	the Shares issued were all fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d)!	the Shares were allotted and issued to sophisticated investor clients of Mirabaud Securities in the UK and Evans and Partners in Australia; and

(e)!	the funds raised from this issue are being used to:

•!	retire the original Simberi Oxide project debt finance facility;

•!	accelerate the feasibility study for the Simberi Island sulphide expansion initiative being considered by the Company;

•!	continue to accelerate the drilling program relating to the Simberi Island sulphide expansion feasibility;

•!	purchase additional drilling rig equipment to accelerate other existing exploration programs; and

•!	commence capital initiatives to optimise the gold production process and throughput and reduce operating costs.

5.!	RESOLUTIONS 6 TO 8 - ISSUE OF DIRECTOR OPTIONS

5.1!	General

The Company has agreed, subject to obtaining Shareholder approval, to allot and issue a total of 39,000,000 Options (Director Options) to Messrs House, Caruso and Terranova (Related Parties) on the terms and conditions set out below.

For a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)!	obtain the approval of the public company's members in the manner set out in Sections 217 to 227 of the Corporations Act; and

(b)!	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in Sections 210 to 216 of the Corporations Act.

In addition, ASX Listing Rule 10.11 also requires shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party, or a person whose relationship with the entity or a related party is, in ASX's opinion, such that approval should be obtained unless an exception in ASX Listing Rule 10.12 applies.

The grant of the Director Options to the Related Parties requires the Company to obtain Shareholder approval because the grant of Director Options constitutes giving a financial benefit and as Directors, Messrs House, Caruso and Terranova are related parties of the Company.

It is the view of the Directors that the exceptions set out in Sections 210 to 216 of the Corporations Act and ASX Listing Rule 10.12 do not apply in the current circumstances. Accordingly, Shareholder approval is sought for the grant of Director Options to the Related Parties.

5.2!	Shareholder Approval (Chapter 2E of the Corporations Act and Listing Rule 10.11)

Pursuant to and in accordance with the requirements of Sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.13, the following information is provided in relation to the proposed grant of Director Options:

(a)!	the related parties are Messrs House, Caruso and Terranova and they are related parties by virtue of being Directors;

(b)!	the maximum number of Director Options (being the nature of the financial benefit being provided) to be granted to the Related Parties is:

(i)!	1,500,000 Director Options to Montague House;

(ii)!	25,000,000 Director Options to Mark Caruso; and

(iii)!	12,500,000 Director Options to Frank Terranova;

(c)!
the Director Options will be granted to the Related Parties no later than 1 month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated the Director Options will be issued on one date;

(d)!	the Director Options will be granted for nil cash consideration, accordingly no funds will be raised;

(e)!	the terms and conditions of the Director Options are set out in Schedule 1;

(f)!	the value of the Director Options and the pricing methodology is set out in Schedule 2;

(g)!	the relevant interests of the Related Parties in securities of the Company are set out below;

Related Party	Shares	Options
Montague House	10,000	Nil
Mark Caruso	7,585,193	13,400,000	1
Frank Terranova	1,000	6,250,000	2

1  3,400,000 Options exerciseable at $0.45 each on or before 31 December 2009,  4,750,000 Options exerciseable at $0.35 each on or before 31 October 2011, 2,250,000 Options exerciseable at $0.35 each on or before 31 October 2011 (vesting upon the 100,000 th ounce of gold produced between 1 October 2008 and 31 December 2009) and 3,000,000 Options exerciseable at $0.35 each on or before 31 October 2011 (vesting upon the Company's Share price trading at greater than $0.70 for 5 consecutive trading days).

2  3,500,000 Options exerciseable at $0.35 each on or before 31 October 2011, 1,500,000 Options exerciseable at $0.35 each on or before 31 October 2011 (vesting upon the 100,000 th ounce of gold produced between 1 October 2008 and 31 December 2009) and 1,250,000 Options exerciseable at $0.35 each on or before 31 October 2011 (vesting upon the Company's Share price trading at greater than $0.70 for 5 consecutive trading days).

(h)!	the remuneration and emoluments from the Company to the Related Parties for both the current financial year and previous financial year are set out below:

Related Party	Current Financial Year	Previous Financial Year
Montague House	25,000	Nil
Mark Caruso	1,559,155	1,913,951
Frank Terranova	812,130	83,078

(i)!
if the Director Options granted to the Related Parties are exercised, a total of 39,000,000 Shares would be allotted and issued. This will increase the number of Shares on issue from 472,643,276 to 511,643,276 (assuming that no other Options are exercised and no other Shares issued) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 7.62% comprising 0.29% by Montague House, 4.89% by Mark Caruso and 2.44% by Frank Terranova.

It should be noted that on 17 September 2009 the Company announced to ASX its intentions to make an off-market takeover bid for all of the issued shares of Australian Solomons Gold Limited (ASG). If the Company is successful in acquiring 100% of the issued shares of ASG, a further 110,316,953 Shares will be issued as consideration under the takeover bid. In addition, in order for the Company to undertake the development of some of the existing expansion initiatives currently in progress, including the development of the Gold Ridge project owned by ASG, further equity issues would be required which would significantly reduce the dilution effect noted in the paragraph above.

The market price for Shares during the term of the Director Options would normally determine whether or not the Director Options are exercised. If, at any time any of the Director Options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the Director Options, there may be a perceived cost to the Company.

As at the date of this Notice of Annual General Meeting the Share price is trading on ASX above the exercise price of the Director Options. The Board resolved to issue the Director Options to Montague House, subject to Shareholder approval, on the same terms and conditions as to previous non-executive Directors to bring his emoluments in line with the other non- executive Directors. The exercise price of the Director Options being issued to Mark Caruso and Frank Terranova was determined by applying a premium to the 90-day volume weighted average price of Shares prior to the date the Company's Remuneration and Nomination Committee resolved to recommend their issue. In addition, it is noted there are various vesting conditions applying to the majority of the Director Options;

(j)!	the trading history of the Shares on ASX in the 12 months before the date of this Notice of Annual General Meeting is set out below:

	Price	Date
Highest	57 cents	20 February 2009
Lowest	18.5 cents	27 October 2008
Last	53 cents	18 September 2009

(k)!
the primary purpose of the grant of Director Options to the Related Parties is to provide cost effective consideration to the Related Parties for their ongoing commitment and contribution to the Company in their respective roles as Directors.

In particular, in respect of the grant of Director Options to Mark Caruso the Board considers his efforts and commitment are paramount in ensuring the ongoing success of the Company, particularly given the unique environment in which the Company currently operates and is intending to expand within. The Board has determined that Mr Caruso is best placed to manage the Company through its intended expansion initiatives and possesses the necessary skill set and attributes that are essential in operating in the existing regions.

Further, in respect of the grant of Director Options to Frank Terranova the Board considered he has been instrumental in developing appropriate systems as the Company is emerging from a junior explorer to a significant gold producer and holds a pivotal role in ensuring the corporate activities of the Company are appropriately managed, allowing other executives to have primary focus on key operational aspects of the corporate group.

The Board has implemented a solid executive team, which has demonstrated the ability to work in unison in delivering required results. The Board considers that the pairing of Messrs Caruso and Terranova in the executive functions of the Company is critical to the ongoing success of the Company and its operations.

As a result the primary purpose of the issue of Director Options to Mark Caruso and Frank Terranova is aimed at ensuring he is appropriately incentivised to remain with the Company and deliver returns to Shareholders.

The Board does not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options upon the terms proposed;

(l)!
the Board acknowledges the grant of Director Options to Montague House is contrary to Recommendation 8.2 of the ASX Corporate Governance Principles and Recommendations. However, the Board considers the grant of Director Options to Montague House reasonable in the circumstances, given the necessity to attract the highest calibre of professionals to the Company, whilst maintaining the Company's cash reserves. In addition, it brings Mr House's emoluments in line with the other non-executive Directors;

(m)!
Montague House declines to make a recommendation to Shareholders in relation to Resolution 6 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 6, recommend that Shareholders vote in favour of Resolution 6. The Board (other than Montague House) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution;

(n)!
Mark Caruso declines to make a recommendation to Shareholders in relation to Resolution 7 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 7, recommend that Shareholders vote in favour of Resolution 7. The Board (other than Mark Caruso) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution; and

(o)!
Frank Terranova declines to make a recommendation to Shareholders in relation to Resolution 8 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 8, recommend that Shareholders vote in favour of Resolution 8. The Board (other than Frank Terranova) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Director Options to the Related Parties as approval is being obtained under ASX Listing Rule 10.11. Accordingly, the issue of Director Options to the Related Parties will not be included in the 15% calculation of the Company's annual placement capacity pursuant to ASX Listing Rule 7.1.

6.!           ENQUIRIES

Shareholders are requested to contact Peter Torre, Company Secretary on (+ 61 8) 9276 4604 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Company means Allied Gold Limited (ACN 104 855 067).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director Option means an Option granted pursuant to Resolutions 6 to 8 with the terms and conditions set out in Schedule 1.

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

Notice of Meeting or Notice of Annual General Meeting means this notice of annual general meeting including the Explanatory Statement.

Option means an option to acquire a Share.

Optionholder means a holder of an Option or Director Option as the context requires.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

WST means Western Standard Time as observed in Perth, Western Australia.

SCHEDULE 1 - TERMS AND CONDITIONS OF DIRECTOR OPTIONS

The Director Options entitle the holder to subscribe for Shares subject to the following terms and conditions:

(a)!	Each Director Option gives the Optionholder the right to subscribe for one Share.

(b)!	Subject to paragraph (c), the Director Options will vest in the following proportions at the following times:

(i)!	for those Director Options issued to Montague House pursuant to Resolution 6:

i.!	1,000,000 immediately upon issue; and

ii.!	500,000 following the Share price trading above 70 cents for 5 consecutive trading days,

(ii)!	for those Director Options issued to Mark Caruso pursuant to Resolution 7:

i.!	10,000,000 on that date which is 12 months following the date of Shareholder approval;

ii.!	10,000,000 upon the Share price trading at 70 cents or more;

iii.!	5,000,000 upon 100,000 ounces of gold being produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010;

(iii)!	for those Director Options issued to Frank Terranova pursuant to Resolution 8:

i.!	5,000,000 on that date which is 12 months following the date of Shareholder approval;

ii.!	5,000,000 upon the Share price trading at 70 cents or more; and

iii.!	2,500,000 upon 100,000 ounces of gold being produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010;

(c)!	All Director Options that have not already vested will automatically vest on the occurrence of any of the following change of control events:

(i)!	The Board passing a resolution recommending that Shareholders accept an offer under a takeover bid for the Company;

(ii)!	A bidder under a takeover bid acquiring a relevant interest in more than 50% of the issued Shares;

(iii)!	The dispatch of a notice of meeting to consider a scheme of arrangement between the Company and its creditors or members or any class thereof pursuant to Section 411 of the Corporations Act; or

(iv)!
A person, or a group of associated persons, becomes entitled to sufficient Shares to give it, or them, the ability in general meeting to replace all or a majority of the Board in circumstances where such ability was not already held by a person associated with that person or group of associated persons.

(d)!	The Director Options will expire at 5:00 pm (WST) on:

(i)!	31 December 2011 for those Director Options issued to Montague House pursuant to Resolution 6; and

(ii)!	31 December 2013 for those Director Options issued to Mark Caruso and Frank Terranova pursuant to Resolutions 7 and 8 respectively,

(Expiry Date).  Any Director Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(e)!	The amount payable upon exercise of each Director Option will be:

(i)!	$0.35 for those Director Options issued to Montague House pursuant to Resolution 6; and

(ii)!	$0.50 for those Director Options issued to Mark Caruso and Frank Terranova pursuant to Resolutions 7 and 8 respectively,

(Exercise Price).

(f)!	The Director Options held by each Optionholder may be exercised in whole or in part, and if exercised in part, multiples of 1,000 must be exercised on each occasion.

(g)!	An Optionholder may exercise their Director Options by lodging with the Company, before the Expiry Date:

(i)!	a written notice of exercise of Director Options specifying the number of Director Options being exercised; and

(ii)!	a cheque or electronic funds transfer for the Exercise Price for the number of Director Options being exercised;

(Exercise Notice).

(h)!	An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(i)!
Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Director Options specified in the Exercise Notice.

(j)!	The Director Options are not transferable.

(k)!	All Shares allotted upon the exercise of Director Options will upon allotment rank pari passu in all respects with other Shares.

(l)!
The Company will not apply for quotation of the Director Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of Director Options on ASX within 10 Business Days after the date of allotment of those Shares.

(m)!
If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(n)!
There are no participating rights or entitlements inherent in the Director Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Director Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 6 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their Director Options prior to the date for determining entitlements to participate in any such issue.

(o)!	A Director Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Director Option can be exercised.

 SCHEDULE 2 - VALUATION OF DIRECTOR OPTIONS

The Director Options to be issued to the Related Parties pursuant to Resolutions 6 to 8 have been independently valued by Stantons International Securities.

Using the theoretical Black & Scholes option valuation model and based on the assumptions set out below, the Director Options were ascribed a value as follows:

For those Director Options issued to Montague House pursuant to Resolution 6

Assumptions:

Valuation date	14 September 2009
Market price of Shares	53.5 cents
Exercise price	35 cents
Expiry date	31 December 2011
Risk free interest rate	4.195%
Volatility	100%

Vesting Conditions	None	Date

Indicative value per Director Option	34.90 cents	24.43 cents

Total Value of Director Options
- Montague House	$349,000	$122,150

For those Director Options issued to Mark Caruso and Frank Terranova pursuant to Resolutions 7 and 8 respectively

Assumptions:

Valuation date	14 September 2009
Market price of Shares	53.5 cents
Exercise price	50 cents
Expiry date	31 December 2013
Risk free interest rate	4.965%
Volatility	100%

Vesting Conditions	Date	Share Price	Gold Production

Indicative value per Director Option	39.23 cents	27.46 cents	23.96 cents

Total Value of Director Options
- Mark Caruso	$3,923,000	$2,746,000	$1,198,000
- Frank Terranova	$1,961,500	$1,373,000	$599,000

Note: The valuation noted above is not necessarily the market price that the Director Options could be traded at and are not automatically the market prices for taxation purposes.